UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission file number: 333-226308

ZETA NETWORK GROUP

80 Broad Street, 5th Floor
New York, NY 10005
Tel: +1 (929) 317-2699

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

EXHIBITS

Exhibit No.	Description
99.1	Press Release – Zeta Network Group Enters Strategic Partnership with SOLV Foundation to Advance Bitcoin-Centric Finance
99.2	Strategic Partnership Agreement dated October 3, 2025 by and between Zeta Network Group and SOLV Foundation

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2025

ZETA NETWORK GROUP

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	Chief Executive Officer

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